Proxy form

[Pursuant to Section 105 (6) of the Companies Act, 2013 and rule 19 (3) of the Companies (Management and Administration) Rules, 2014 – Form No. MGT-11]

INFOSYS LIMITED

CIN : L85110KA1981PLC013115

Electronics City, Hosur Road, Bengaluru 560 100, India, Tel : 91 80 2852 0261, Fax : 91 80 2852 0362

investors@infosys.com | www.infosys.com

34th Annual General Meeting – June 22, 2015

Name of the member(s)	
Registered address	
Email	
Folio no. / Client ID	
DP ID	

I / We, being the member(s) of ………………………………………………………………… shares of the above named company, hereby appoint

Name : …………………………………… Email : ……………………………………

Address : ……………………………………………………………………………

…………………………………………………… Signature: ____________________

or failing him / her

Name : …………………………………… Email : ……………………………………

Address : ……………………………………………………………………………

…………………………………………………… Signature: ____________________

or failing him / her

Name : …………………………………… Email : ……………………………………

Address : ……………………………………………………………………………

…………………………………………………… Signature: ____________________

(contd..)

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 34th Annual General Meeting of the Company, to be held on Monday, June 22, 2015, at 3:00 p.m. IST, at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution number	Resolution	Vote *(Optional see Note 2)* (Please mention no. of shares)		
		For	Against	Abstain
Ordinary business				
1	Adoption of Balance Sheet, Statement of Profit and Loss, Report of the Board of Directors and Auditors for the financial year ended March 31, 2015			
2	Approval of final dividend for the financial year ended March 31, 2015 and to confirm the interim dividend paid in October 2014			
3	Appointment of a director in place of U. B. Pravin Rao, who retires by rotation and being eligible, seeks re-appointment			
4	Appointment of B S R & Co. LLP as the auditors of the Company			
Special business				
5	Appointment of Roopa Kudva as an Independent Director up to February 03, 2020			
6	Payment of commission to non-executive directors			
7	Purchase of the healthcare business from Infosys Public Services, Inc.			

Signed this .... day of .... 2015.

Affix revenue stamp of not less than ₹ 1

....

Signature of the member *Signature of the proxy holder(s)*

Notes:

1. *This form, in order to be effective, should be duly stamped, completed, signed and deposited at the registered office of the Company, not less than 48 hours before the Annual General Meeting.*
2. *It is optional to indicate your preference. If you leave the 'for', 'against' or 'abstain' column blank against any or all of the resolutions, your proxy will be entitled to vote in the manner as he/she may deem appropriate.*

....*Please tear here*..

Attendance slip

Infosys®

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

Electronics City, Hosur Road, Bengaluru 560 100, India, Tel: 91 80 2852 0261, Fax: 91 80 2852 0362

investors@infosys.com | www.infosys.com

34th Annual General Meeting – June 22, 2015

Registered Folio no. / DP ID no. / Client ID no.:

Number of shares held

I certify that I am a member / proxy / authorized representative for the member of the Company.

I hereby record my presence at the 34th Annual General Meeting of the Company at the Christ University Auditorium, Hosur Road, Bengaluru 560 029, Karnataka, India, on Monday, June 22, 2015, at 3:00 p.m. IST.

....

Name of the member / proxy *Signature of the member / proxy*

(in BLOCK letters)

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the AGM.